333-234867

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT TO

FORM F-6

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

For American Depositary Shares Evidenced by American Depositary Receipts

______________________

Mitsubishi Chemical Group Corporation

(Exact name of Issuer of deposited securities as specified in its charter)

Japan

(Jurisdiction of Incorporation or organization of Issuer)

______________________

JPMorgan Chase Bank, N.A.

(Exact name of depositary as specified in its charter)

383 Madison Avenue, Floor 11, New York, New York 10179

Tel. No.: (800) 990-1135

(Address, including zip code, and telephone number of depositary's principal offices)

______________________

JPMorgan Chase Bank, N.A.

ADR Department

383 Madison Avenue, Floor 11

New York, New York 10179

Tel. No.: (800) 990-1135

(Address, including zip code, and telephone number of agent for service)

______________________

Copy to:

Scott A. Ziegler, Esq.

Ziegler, Ziegler & Associates, LLP

570 Lexington Avenue, Suite 2405

New York, New York 10022

It is proposed that this filing become effective under Rule 466

☒	immediately upon filing	☐	on [Date] at [Time]

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing five shares of common stock of Mitsubishi Chemical Group Corporation	N/A	N/A	N/A	N/A

(1) Each unit represents one American Depositary Share.

(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such Receipts evidencing such American Depositary Shares.

Pursuant to Rule 429, the Prospectus contained herein also relates to American Depositary Shares registered under Form F-6 Registration Statement No. 333-161951.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Articles (11), (13) and (16)

	(iii)	Collection and distribution of dividends	Articles (7), (12) and (13)

	(iv)	Transmission of notices, reports and proxy soliciting material	Articles (10) and (11)

	(v)	Sale or exercise of rights	Articles (12) and (13)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles (7), (12), (13), (15) and (16)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Articles (17) and (18)

	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Article (3)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles (2), (4), (5), (6), (15), (18) and (19)

	(x)	Limitation upon the liability of the Depositary	Introductory paragraph and Articles (2), (4), (7), (8), (11), (14), (16) and (20)

(3)	Fees and Charges		Articles (19) and (20)

Item 2. AVAILABLE INFORMATION

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

	Statement that as of the date of the establishment of the program for issuance of Receipts by the Depositary, the Depositary had a good faith belief (after limited investigation), that the issuer of the Deposited Securities publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934 on its Internet Web site (with the location of such Internet Web site) or through an electronic information delivery system generally available to the public in its primary trading market		Article (10)

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Prospectus

THIS PAGE AND THE FORM OF AMERICAN DEPOSITARY RECEIPT ATTACHED HERETO AS EXHIBIT (A) CONSTITUTE THE PROSPECTUS RELATING TO SUCH AMERICAN DEPOSITARY RECEIPTS, IN ACCORDANCE WITH GENERAL INSTRUCTION III.B OF FORM F-6 OF THE SECURITIES AND EXCHANGE COMMISSION

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)       Copy of Agreement - The Agreement between JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts evidencing American Depositary Shares registered hereunder is contained in the form of the American Depositary Receipt itself, constituting the Prospectus filed as a part of this Registration Statement. Filed herewith as exhibit (a).

(b)       Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby. - None.

(c)       Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - None.

(d)       Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered. Previously filed.

(e)       Certification under Rule 466. Filed herewith as exhibit (e).

Item 4. UNDERTAKINGS

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

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SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the agreement for the issuance of American Depositary Shares, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 7, 2022.

Legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares for shares of the foreign private issuer whose name is set forth on the facing page of this Registration Statement on Form F-6

JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Mike Midili
Name:	Mike Midili
Title:	Vice President

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INDEX TO EXHIBITS

Exhibit
Number
(a)	Form of ADR
(e)	Rule 466 Certification